[Reference Translation]

December 5, 2018

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)
Name and Title of Contact Person:
Kenta Kon, Managing Officer,
General Manager of Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment) conducted in November pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on November 6, 2018, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)
2. Total number of shares repurchased:	8,868,400 shares
3. Total purchase price:	60,297,449,500 JPY
4. Method of acquisition:	Purchase in the market through a trust bank
5. Period of repurchase:	From November 19, 2018 to November 30, 2018

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on November 6, 2018 (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment)

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	42 million shares (maximum)

(3) Total purchase price for repurchase of shares	250 billion JPY (maximum)

(4) Period of repurchase	From November 13, 2018 to March 29, 2019

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of November 30, 2018)

(1) Total number of shares repurchased:	8,868,400 shares

(2) Total purchase price for repurchased shares:	60,297,449,500 JPY